Exhibit 3.1
CERTIFICATE OF AMENDMENT TO THE
RESTATED CERTIFICATE OF INCORPORATION
OF
VSE CORPORATION

VSE Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that the following amendments to the Restated Certificate of Incorporation of VSE Corporation, filed March 11, 1996, as amended by the Certificate of Amendment, dated May 2, 2006, the Certificate of Amendment, dated June 3, 2022, and the Certificate of Amendment, dated May 8, 2025 (collectively, the “Restated Certificate”), have been approved and adopted by the Corporation’s Board of Directors and have been duly adopted by a vote of the stockholders of the Corporation, at a meeting duly called, in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware and the Restated Certificate:

1.Article FOURTH of the Restated Certificate is hereby amended to read in its entirety as follows:

“FOURTH: The total number of shares of capital stock that the Corporation shall have authority to issue is fifty-four million shares (54,000,000), consisting of forty-four million (44,000,000) shares of common stock, par value $0.05 per share, and ten million (10,000,000) shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).

Preferred Stock. The Preferred Stock may be issued in one or more series. The board of directors is hereby authorized to issue the shares of Preferred Stock in such series and to fix from time to time before issuance the number of shares to be included in any such series and the designation, powers, preferences and relative participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof. The authority of the board of directors with respect to each such series will include, without limiting the generality of the foregoing, the determination of any or all of the following:

(a)the number of shares of any series and the designation to distinguish the shares of such series from the shares of all other series;

(b)the voting powers, if any, and whether such voting powers are full or limited in such series;

(c)the redemption provisions, if any, applicable to such series, including the redemption price or prices to be paid;

(d)whether dividends, if any, will be cumulative or noncumulative, the dividend rate of such series, and the dates and preferences of dividends on such series;

(e)the rights of such series upon the voluntary or involuntary dissolution of, or upon any distribution of the assets of, the Corporation;

(f)the provisions, if any, pursuant to which the shares of such series are convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock, or any other security, of the Corporation or any other corporation or other entity, and the rates or other determinants of conversion or exchange applicable thereto;

(g)the right, if any, to subscribe for or to purchase any securities of the Corporation or any other corporation or other entity;

(h)the provisions, if any, of a sinking fund applicable to such series; and

(i)any other relative, participating, optional, or other special powers, preferences or rights and qualifications, limitations, or restrictions thereof;

all as may be determined from time to time by the board of directors and stated or expressed in the resolution or resolutions providing for the issuance of such Preferred Stock.”

    IN WITNESS WHEREOF, VSE Corporation has caused this Certificate of Amendment to the Restated Certificate of Incorporation to be signed by Tobi B. Lebowitz, its Chief Legal Officer and Corporate Secretary, this 8th day of May, 2026.

VSE CORPORATION

/s/ Tobi B. Lebowitz
Tobi B. Lebowitz
Chief Legal Officer & Corporate Secretary